SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS - AMBEV S.A.

Interim Consolidated Balance Sheets

As of September 30, 2015 and December 31, 2014

(Expressed in thousands of Brazilian Reais)

Assets	Note	09/30/2015	12/31/2014

Cash and cash equivalents		9,680,857	9,722,067
Investment securities	5	718,737	712,958
Derivative financial instruments	20	2,784,480	882,508
Trade receivable		3,547,086	3,132,222
Inventories	6	4,521,418	3,411,284
Taxes and social contribution receivable		1,290,410	1,581,908
Other assets		1,292,365	1,285,474
Current assets		23,835,353	20,728,421

Investment securities	5	226,314	67,966
Derivative financial instruments	20	44,511	5,453
Taxes and social contribution receivable		1,281,569	1,161,193
Deferred tax assets	7	5,499,439	1,392,500
Other assets		2,025,925	1,736,538
Employee benefits		12,822	12,822
Investments in associates		137,508	40,448
Property, plant and equipment	8	18,624,461	15,740,058
Intangible assets		5,057,876	3,754,860
Goodwill	9	31,297,395	27,502,944
Non-current assets		64,207,820	51,414,782

Total assets		88,043,173	72,143,203

Interim Consolidated Balance Sheets (continued)

As of September 30, 2015 and December 31, 2014

(Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	09/30/2015	12/31/2014

Trade payables		9,842,031	8,941,434
Derivative financial instruments	20	6,532,295	1,909,186
Interest-bearing loans and borrowings	10	997,327	988,056
Bank overdrafts		191,074	99,089
Wages and salaries		990,927	598,360
Dividends and interest on shareholder´s equity payable		649,515	2,435,350
Income tax and social contribution payable		1,154,227	640,413
Taxes and contributions payable		2,084,030	2,903,276
Other liabilities		5,492,395	3,170,385
Provisions	11	121,929	139,234
Current liabilities		28,055,750	21,824,783

Trade payables		112,351	73,927
Derivative financial instruments	20	254,082	29,854
Interest-bearing loans and borrowings	10	1,988,194	1,634,567
Deferred tax liabilities	7	2,704,540	1,737,631
Taxes and contributions payable		751,774	610,903
Others liabilities		905,464	286,683
Provisions	11	687,220	543,220
Employee benefits		2,281,075	1,756,966
Non-current liabilities		9,684,700	6,673,751

Total liabilities		37,740,450	28,498,534

Equity	12
Issued capital		57,614,140	57,582,349
Reserves		57,206,681	59,907,214
Carrying value adjustments		(69,950,212)	(75,267,969)
Retained earnings		3,404,144	-
Equity attributable to equity holders of Ambev		48,274,753	42,221,594
Non-controlling interests		2,027,970	1,423,075
Total Equity		50,302,723	43,644,669

Total equity and liabilities		88,043,173	72,143,203

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Income Statements

For the nine and three-month periods ended September 30, 2015 and 2014

(Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Net sales	14	31,423,915	25,846,901	10,745,120	8,624,396
Cost of sales		(11,132,371)	(9,004,740)	(3,743,913)	(2,955,760)
Gross profit		20,291,544	16,842,161	7,001,207	5,668,636

Distribution expenses		(4,083,237)	(3,472,257)	(1,384,531)	(1,172,013)
Sales and marketing expenses		(3,816,590)	(3,350,273)	(1,229,238)	(987,862)
Administrative expenses		(1,628,004)	(1,192,573)	(569,504)	(394,205)
Other operating income (expenses), net	15	1,235,265	966,050	420,257	387,959
Income from operations before exceptional items		11,998,978	9,793,108	4,238,191	3,502,515

Non-recurring items	16	(266,331)	(25,841)	(19,639)	(12,135)
Income from operations		11,732,647	9,767,267	4,218,552	3,490,380

Finance cost	17	(1,997,115)	(1,716,435)	(632,920)	(566,176)
Finance income	17	835,795	828,521	316,283	345,085
Net finance result		(1,161,320)	(887,914)	(316,637)	(221,091)

Share of results of associates		4,719	13,213	(274)	3,043
Income before income tax		10,576,046	8,892,566	3,901,641	3,272,332

Income tax expense	18	(1,955,421)	(1,189,615)	(834,700)	(381,788)
Net income		8,620,625	7,702,951	3,066,941	2,890,544

Attributable to:
Equity holders of Ambev		8,270,051	7,527,119	2,950,732	2,813,598
Non-controlling interests		350,574	175,832	116,209	76,946

Basic earnings per share – common – R$		0.53	0.48	0.19	0.18
Diluted earnings per share– common – R$		0.52	0.48	0.19	0.18

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the nine and three-month periods ended September 30, 2015 and 2014

(Expressed in thousands of Brazilian Reais)

	Nine-month period ended:		Three-month period ended:
	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Net income	8,620,625	7,702,951	3,066,941	2,890,544

Items that will not be reclassified to profit or loss:
Full recognition of actuarial gains/(losses)	2,023	3,463	687	15,532

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses))
Investment hedge	(2,242,575)	(67,178)	(1,860,848)	(279,381)
Investment hedge - put option on subsidiary	(1,063,741)	(57,620)	(731,501)	(270,316)
Gains/(losses) on translation of other foreign operations	8,351,729	(129,960)	6,140,085	1,654,147
Gains/(losses) on translation of foreign operations	5,045,413	(254,758)	3,547,736	1,104,450

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	1,606,018	213,646	1,072,145	271,058
Removed from Equity (Hedge reserve) and included in profit or loss	(872,608)	(251,405)	(521,104)	(73,990)
Total cash flow hedge	733,410	(37,759)	551,041	197,068

Other comprehensive income	5,780,846	(289,054)	4,099,464	1,317,050

Total comprehensive income	14,401,471	7,413,897	7,166,405	4,207,594

Attributable to:
Equity holders of Ambev	13,574,683	7,212,523	6,742,658	3,927,687
Non-controlling interest	826,788	201,374	423,747	279,907

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity

For the Nine-month periods ended September 30, 2015 and 2014

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity

As of January 1, 2015	57,582,349	55,023,269	4,883,945	-	(75,267,969)	42,221,594	1,423,075	43,644,669

Net income	-	-	-	8,270,051	-	8,270,051	350,574	8,620,625

Comprehensive income:
Gains on translation of foreign operations	-	-	-	-	4,568,951	4,568,951	476,462	5,045,413
Cash flow hedges	-	-	-	-	733,644	733,644	(234)	733,410
Actuarial gain / (losses)	-	-	-	-	2,037	2,037	(14)	2,023
Total Comprehensive income	-	-	-	8,270,051	5,304,632	13,574,683	826,788	14,401,471
Capital increase	31,791	(22,685)	-	-	-	9,106	-	9,106
Participation gain / (losses)	-	-	-	-	13,125	13,125	(8,397)	4,728
Dividends distributed	-	-	-	(2,352,390)	-	(2,352,390)	(213,496)	(2,565,886)
Interest on shareholder´s equity	-	-	(1,979,854)	(2,513,517)	-	(4,493,371)	-	(4,493,371)
Acquired shares and result on treasury shares	-	(835,061)	-	-	-	(835,061)	-	(835,061)
Share-based payment	-	137,067	-	-	-	137,067	-	137,067
As of September 30, 2015	57,614,140	54,302,590	2,904,091	3,404,144	(69,950,212)	48,274,753	2,027,970	50,302,723

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity

As of January 1, 2014	57,000,790	55,362,431	5,857,853	-	(75,228,617)	42,992,457	1,232,238	44,224,695

Net income	-	-	-	7,527,119	-	7,527,119	175,832	7,702,951

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(280,331)	(280,331)	25,573	(254,758)
Cash flow hedges	-	-	-	-	(37,427)	(37,427)	(332)	(37,759)
Actuarial gain / (losses)	-	-	-	-	3,162	3,162	301	3,463
Total Comprehensive income	-	-	-	7,527,119	(314,596)	7,212,523	201,374	7,413,897
Prior year adjustment (i)	-	-	-	(24,094)	89,367	65,273	-	65,273
Capital increase	508,049	(358,216)	-	-	-	149,833	-	149,833
Amount paid ABI - Bucanero	-	-	-	-	(505,332)	(505,332)	(10,549)	(515,881)
Dividends distributed	-	-	(1,591,164)	(2,038,162)	-	(3,629,326)	(194,300)	(3,823,626)
Interest on shareholder´s equity distributed	-	-	(2,412,165)	(1,569,242)	-	(3,981,407)	-	(3,981,407)
Acquired shares and result on treasury shares	-	(18,418)	-	-	-	(18,418)	-	(18,418)
Share-based payment	-	109,734	-	-	-	109,734	-	109,734
As of September 30, 2014	57,508,839	55,095,531	1,854,524	3,895,621	(75,959,178)	42,395,337	1,228,763	43,624,100

(i) The Company accounted for its distributors in Canada joint ventures under the proportionately consolidated methods. IFRS 11(R), which was adopted by the Company,  requires accounting for such joint ventures under the equity method of accounting.

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the nine and three-month periods ended September 30, 2015 and 2014

(Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Net income		8,620,625	7,702,951	3,066,941	2,890,544
Depreciation, amortization and impairment		2,189,321	1,681,588	753,872	593,831
Impairment losses on receivables, inventories and other receivables		78,549	79,467	6,196	45,465
Additions in provisions and employee benefits		377,449	85,694	53,125	4,866
Net finance result	17	1,161,320	887,914	316,637	221,091
Loss/(gain) on sale of property, plant and equipment and intangible assets		929	4,911	(14,477)	(1,565)
Gain on sale of operations in subsidiaries		(23,461)	-	384	-
Equity-settled share-based payment expense	19	141,115	116,163	53,061	35,508
Income tax expense	18	1,955,421	1,189,615	834,700	381,788
Share of results of associates		(4,719)	(13,213)	274	(3,043)
Other non-cash items included in the profit		(725,967)	(296,394)	(383,670)	(105,587)
Cash flow from operating activities before changes in working capital and use of provisions		13,770,582	11,438,696	4,687,043	4,062,898

Decrease/(increase) in trade and other receivables		414,773	(67,390)	210,515	(32,071)
Decrease/(increase) in inventories		(567,390)	(373,143)	(47,260)	33,146
Increase/(decrease) in provisions, trade payables and other payables		711,475	(1,233,385)	1,317,017	77,992
Cash generated from operations		14,329,440	9,764,778	6,167,315	4,141,965

Interest paid and interest received		274,171	(240,080)	12,341	(111,306)
Dividends received		17,694	67,105	5,238	23,291
Income tax and social contribution paid		(2,028,275)	(2,467,977)	(696,170)	(1,119,705)
Cash flow from operating activities		12,593,030	7,123,826	5,488,724	2,934,245

Proceeds from sale of property, plant and equipment and intangible assets		38,539	77,546	21,387	18,441
Proceeds from sale of operations in subsidiaries		88,500	-	423	-
Acquisition of property, plant and equipment and intangible assets		(3,191,337)	(3,216,627)	(1,284,719)	(1,220,234)
Acquisition of subsidiaries, net of cash acquired		(263,944)	(9,124)	(19,900)	(9,124)
Acquisition of other investments		(109,194)	-	-	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(180,650)	(260,713)	(89,880)	(162,048)
Net proceeds/(acquisition) of other assets		1,878	28,887	112	24,150
Cash flow from investing activities		(3,616,208)	(3,380,031)	(1,372,577)	(1,348,815)

Capital increase	12	9,873	149,852	-	17,752
Repurchase of treasury shares		(838,143)	(23,698)	(383,477)	(10,725)
Proceeds from borrowings		4,397,407	491,083	496,536	23,739
Repayment of borrowings		(5,243,513)	(1,331,818)	(252,655)	(253,464)
Cash net of finance costs other than interests		114,118	(511,027)	540,244	267,577
Payment of finance lease liabilities		(5,380)	(1,221)	(3,996)	(399)
Dividends paid		(9,067,129)	(8,540,854)	(2,477,564)	(2,548,893)
Cash flow from financing activities		(10,632,767)	(9,767,683)	(2,080,912)	(2,504,413)

Net increase/(decrease) in cash and cash equivalents		(1,655,945)	(6,023,888)	2,035,235	(918,983)
Cash and cash equivalents less bank overdrafts at beginning of year (i)		9,622,978	11,538,241	6,707,558	6,025,590
Effect of exchange rate fluctuations		1,522,750	(112,212)	746,990	295,534
Cash and cash equivalents less bank overdrafts at end of year (i)		9,489,783	5,402,141	9,489,783	5,402,141

 (i) Net of bank overdrafts.

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting practices
4.	Use of estimates and judgments
5.	Investment securities
6.	Inventories
7.	Deferred income tax and social contribution
8.	Property, plant and equipment
9.	Goodwill
10.	Interest-bearing loans and borrowings
11.	Provisions
12.	Changes in equity
13.	Segment reporting
14.	Net Sales
15.	Other operating income/(expenses)
16.	Non-recurring items
17.	Finance cost and income
18.	Income tax and social contribution
19.	Share-based payments
20.	Financial instruments and risks
21.	Collateral and contractual commitments, advances from customers and other
22.	Contingencies
23.	Non-cash items
24.	Related parties
25.	Events after the reporting period

1. CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev S.A.”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, by participating either directly or indirectly in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company’s shares and ADRs (American Depositary Receipts) are listed on the Stock Exchange and Mercantile & Futures Exchange (BM&F BOVESPA S.A.) as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”) and AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V/S.A. (“ABI”), and the Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência (“Fundação Zerrener”).

The interim consolidated financial statements were approved by the Board of Directors on October 28, 2015.

(b)   Major events in 2014 and 2015

There were no significant events for the nine-month period ended September 30, 2015.

On January 2, 2014, BSA Bebidas Ltda. was merged with and into Ambev Brasil Bebidas S.A. and, immediately after, the upstream mergers of Old Ambev and Ambev Brasil Bebidas S.A. with and into Ambev S.A. was approved by the shareholders of each company in Extraordinary General Meeting (EGM) held on such date. As a result, Ambev S.A. received Old Ambev and Ambev Brasil Bebidas S.A.’s assets, rights and liabilities for their carrying amounts. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

On October 1, 2014, Londrina Bebidas Ltda. (“Londrina Beverages”) was merged with and into Ambev S.A. in Extraordinary General Meeting (“EGM”) held on such date.

As a result, the Company received Londrina Beverages’s assets, rights and liabilities for their carrying amounts. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

The net assets incorporated by the Company are as follow:

	Companhia de Bebidas das Américas S.A.	Ambev Brasil Bebidas S.A.	BSA Bebidas Ltda.	Londrina Bebidas Ltda.
	01/01/2014	01/01/2014	01/01/2014	10/01/2014
Assets
Current assets	11,027,626	1,133,510	61,324	519,648
Non-current assets	47,220,178	4,906,087	2,700	737,698
Total assets	58,247,804	6,039,597	64,024	1,257,346

Liabilities
Current liabilities	10,258,087	3,059,124	24,737	304,087
Non-current liabilities	12,630,565	912,667	5,755	578,775
Total liabilities	22,888,652	3,971,791	30,492	882,862

Net assets	35,359,152	2,067,806	33,532	374,484

On January, 2014, Ambev Luxembourg, a wholly-owned subsidiary of the Company, acquired ABI’s equity interest in Cerbuco Brewing Inc, (“Cerbuco”), who owns interest in Bucanero S.A. (“Bucanero”), leader company in the Cuban beer business.

The company accounted for its acquisition in Cerbuco as a common control transfer and reflected retrospectively the consolidation of the subsidiary at ABI’s carrying value. The difference between the amount paid and ABI’s net assets acquired is accounted in equity.

On March 1, 2014, ABI and the Company entered, through its subsidiaries, into licensing agreements by which the Company's subsidiaries related to Canada’s operations acquired the exclusive rights to import, sell, distribute and market Corona branded products and related brands, including but not limited to Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo as well as the exclusive license to use the brands related to these products in Canada.

The Company recorded an intangible asset with definite useful life in the amount of R$150,899 in exchange for consideration transferred.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2014. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a) Summary of significant accounting policies (Note 3);

(b) Non-recurring items (Note 8);

(c) Payroll and related benefits (Note 9);

(d) Additional information on operating expenses by nature (Note 10);

(e) Intangible assets (Note 15);

(f) Trade receivables (Note 19);

(g) Cash and cash equivalents (Note 20);

(h) Interest-bearing loans and borrowings (Note 22);

(i) Employee benefits (Note 23);

(j) Trade payables (Note 25);

(k) Operating leases (Note 28);

(l) Contingencies (Note 30);

(m) Group Companies (Note 32);

(n) Insurance (Note 33).

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

There were no significant changes in accounting practices and calculation methods used for the financial statements as of September 30, 2015 in relation to those presented in the financial statements for the year ended December 31, 2014.

(a)   Basis of preparation and measurement

The interim consolidated financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the interim consolidated financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between acquisition cost and another measurement basis (e.g., systematic re-measurement), the cost of acquisition approach is applied.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. There were no early adoption of standards and amendments to standards by the Company.

IFRS 9 Financial Instruments:

The IFRS 9, which will replace IAS 39, introduces new requirements for classification, measurement and write-off of financial assets and liabilities. In this new standard the basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial instruments. Also introduces a new hedge accounting model and impairment test for financial instruments. IASB issued IFRS 9, which will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 15 Revenue from Contracts with Customers:

IFRS 15 requires revenue recognition to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. IASB issued IFRS 15, which will be effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted.

Other standards, interpretations and amendments to standards

Other new standards, amendments and interpretations mandatory to the financial statements for annual periods beginning after January 1, 2015 were not listed above because of either their non-applicability to or their immateriality to Ambev S.A.’s consolidated financial statements.

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting practices reflects judgments, assessments or estimates, the Company believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements;

(ix) measurement of financial instruments, including derivatives.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed at least annually and whenever a triggering event occurs, in order to determine whether the carrying value exceeds the recoverable amount.  These calculations are based on estimates of future cash flows.

The Company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local inquiries usually in relation to prior years. These audits are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time until its conclusion. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters, Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the income statement of the period such determination is made.

5. INVESTMENT SECURITIES

	09/30/2015	12/31/2014

Financial asset at fair value through profit or loss-held for trading	718,737	712,958
Current investments	718,737	712,958

Debt held-to-maturity	226,314	67,966
Non-current investments	226,314	67,966

Total	945,051	780,924

6. INVENTORIES

	09/30/2015	12/31/2014

Finished goods	1,819,711	1,109,555
Work in progress	344,859	243,320
Raw material	1,642,936	1,578,458
Consumables	70,033	45,177
Spare parts and other	451,988	356,821
Prepayments	312,455	147,277
Impairment losses	(120,564)	(69,324)
	4,521,418	3,411,284

Losses on inventories recognized in the income statement amounted to R$14,047 in the period of nine-months  ended in September 30, 2015 (R$27,992 in the period of nine-months  ended  in September 30, 2014).

7. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the interim consolidated financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, where the Company operates, applied rates, are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America	from 14% to 35%
Canada	26%

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	09/30/2015			12/31/2014

	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	9,058	-	9,058	8,852	-	8,852
Trade receivable	39,059	-	39,059	39,603	-	39,603
Derivatives	55,028	(20,267)	34,761	48,165	(13,905)	34,260
Inventories	181,558	(66,924)	114,634	223,048	(4,974)	218,074
Loss carryforwards	2,352,864	-	2,352,864	522,385	-	522,385
Employee benefits	618,737	-	618,737	494,662	-	494,662
Property, plant and equipment	-	(732,606)	(732,606)	-	(674,874)	(674,874)
Intangible assets	6,137	(846,306)	(840,169)	5,111	(625,219)	(620,108)
Trade payables	2,372,778	(349,749)	2,023,029	220,276	(303,585)	(83,309)
Interest-bearing loans and borrowings	-	(700)	(700)	-	(499)	(499)
Provisions	344,034	(32,827)	311,207	238,937	(31,032)	207,905
Interest on capital	570,744	-	570,744	506,191	-	506,191
Profits from abroad companies	-	(511,661)	(511,661)	-	(198,183)	(198,183)
Tax on overseas companies	-	(1,063,961)	(1,063,961)	-	(680,307)	(680,307)
Other items	-	(130,097)	(130,097)	-	(119,783)	(119,783)
Gross deferred tax assets / (liabilities)	6,549,997	(3,755,098)	2,794,899	2,307,230	(2,652,361)	(345,131)
Netting by taxable entity	(1,050,558)	1,050,558	-	(914,730)	914,730	-
Net deferred tax assets / (liabilities)	5,499,439	(2,704,540)	2,794,899	1,392,500	(1,737,631)	(345,131)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Deferred income tax and social contributions based on tax losses and negative bases of social contribution and temporary deductible differences in Brazil are not subject to expiration date.

As of September 30, 2015 the deferred taxes assets/liabilities have the following expected utilization/settlement by temporary difference:

	09/30/2015		12/31/2014
Deferred taxes not related to tax losses	to be recovered within 12 months	to be recovered beyond 12 months	to be recovered within 12 months	to be recovered beyond 12 months

Property, plant and equipment	-	(732,606)	-	(674,874)
Intangible assets	-	(840,169)	-	(620,108)
Inventories	11,499	103,135	(51,416)	269,490
Investment securities	-	9,058	-	8,852
Trade receivable and other receivable	20,315	18,744	-	39,603
Interest-bearing loans and borrowings	-	(700)	-	(499)
Employee benefits	64,648	554,089	35,764	458,898
Provisions	69,960	241,247	63,503	144,402
Derivatives	-	34,761	-	34,260
Interest on capital	570,744	-	506,191	-
Other items	-	(130,097)	-	(119,783)
Tax on overseas companies	-	(1,063,961)	-	(680,307)
Profits from abroad companies	(476,357)	(35,304)	-	(198,183)
Trade payables and other payable	-	2,023,029	-	(83,309)
Total	260,809	181,226	554,042	(1,421,558)

Deferred tax related to tax losses	09/30/2015	12/31/2014

2015	1,979,692	32,086
2016	25,239	24,899
2017	54,886	8,713
Beyond 2018 (i)	293,047	456,687
Total	2,352,864	522,385

(i) There is no expected realization that exceeds the period of 10 years.

As of September 30, 2015, deferred tax assets in the amount of R$780,573 (R$425,680 as of December 31, 2014) related to tax losses from previous periods and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

The expiration term of these assets is five years on average and the tax losses carried forward in relation to them are equivalent to R$4,053,021 in September 30, 2015 (R$2,119,277 in December 31, 2014).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2014	(345.131)
Investment hedge	719.912
Investment hedge - put option on subsidiary	548.585
Cash flow hedge - gains/(losses)	316.283
Gains/(losses) on translation of other foreign operations	1.671.881
Recognized in other comprehensive income	3.256.661
Recognized in income statement	(125.508)
Changes directly in balance sheet	8.877
Recognized in the investment group:
Others	8.877
Balance at September 30, 2015	2.794.899

8. PROPERTY, PLANT AND EQUIPMENT

	09/30/2015					12/31/2014
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	6,520,939	18,713,861	3,314,025	1,828,910	30,377,735	27,167,702
Foreign exchange effects	702,191	2,056,160	483,222	159,723	3,401,296	286,472
Acquisitions through business combinations	8,119	19,324	9,030	385	36,858	-
Sales through business combinations	(10,497)	(111,354)	(24,018)	-	(145,869)	-
Acquisitions	8,457	833,190	123,005	2,292,283	3,256,935	4,143,717
Disposals	(1,294)	(466,589)	(77,298)	(375)	(545,556)	(920,499)
Transfer to other asset categories	427,891	1,147,243	602,755	(2,261,622)	(83,733)	5,295
Others	-	-	-	(109)	(109)	(304,952)
Balance at end	7,655,806	22,191,835	4,430,721	2,019,195	36,297,557	30,377,735

Depreciation and Impairment
Balance at end of previous year	(1,898,387)	(10,649,409)	(2,089,881)	-	(14,637,677)	(13,162,141)
Foreign exchange effects	(166,268)	(1,181,702)	(291,085)	-	(1,639,055)	(170,565)
Acquisitions through business combinations	(24)	(120)	(805)	-	(949)	-
Sales through business combinations	3,386	75,148	13,027	-	91,561	-
Depreciation	(170,417)	(1,388,961)	(387,614)	-	(1,946,992)	(2,113,134)
Impairment losses	(368)	(68,998)	(2,833)	-	(72,199)	(101,833)
Disposals	1,178	432,381	73,266	-	506,825	803,002
Transfer to other asset categories	(7,607)	89,351	(59,043)	-	22,701	(61,603)
Others	-	2,689	-	-	2,689	168,597
Balance at end	(2,238,507)	(12,689,621)	(2,744,968)	-	(17,673,096)	(14,637,677)
Carrying amount:
December 31, 2014	4,622,552	8,064,452	1,224,144	1,828,910	15,740,058	15,740,058
September 30, 2015	5,417,299	9,502,214	1,685,753	2,019,195	18,624,461

Leases, capitalized interests and fixed assets pledged as collateral are not material.

9. GOODWILL

	09/30/2015	12/31/2014

Balance at end of previous year	27,502,944	27,023,743

Foreign exchange effects	3,606,465	486,373
Acquisition of subsidiaries (i)	187,986	-
Others	-	(7,172)
Balance at the end of year	31,297,395	27,502,944

(i) This amount represents the acquisition of the Colombians companies Bogota Beer Company SAS (“BBC”) and Cerveceria BBC SAS (“Cerveceria BBC”) by wholly-owned subsidiary of the Company CRBS S.A..

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional Currency	09/30/2015	12/31/2014
LAN:
Brazil	BRL	17,381,076	17,364,875
Goodwill	BRL	102,623,709	102,607,508
Non-controlling transactions	BRL	(85,242,633)	(85,242,633)
Dominican Republic	DOP	3,881,017	2,650,548
Cuba (i)	USD	4,430	2,962

LAS:
Argentina	ARS	1,062,440	782,347
Bolivia	BOB	1,405,307	940,684
Chile	CLP	49,316	38,236
Colombia	COP	170,120	-
Ecuador	USD	6,110	4,340
Paraguay	PYG	941,483	763,096
Peru	PEN	68,466	49,625
Uruguay	UYU	202,297	161,651

NA:
Canada Operational	CAD	6,125,333	4,744,580
		31,297,395	27,502,944

(i) The functional currency of Cuba, the Cuban convertible peso (CUC), has a fixed parity with the dollar (USD) at balance sheet date.

Impairment testing

Goodwill allocated to each cash-generating unit (CGU) must be tested for impairment to check the need for reduction to its recoverable amount. The test consists of comparing the CGU carrying amount (including the goodwill) with its recoverable amount and must be made at least annually or whenever that there is an indication of impairment.

The impairment test will be performed during the last quarter of the current year.

10. INTEREST-BEARING LOANS AND BORROWINGS

	09/30/2015	12/31/2014

Secured bank loans	266,173	261,628
Unsecured bank loans	676,447	670,942
Other unsecured loans	54,111	53,432
Financial leasing	596	2,054
Current liabilities	997,327	988,056

Secured bank loans	791,789	456,109
Unsecured bank loans	722,986	731,147
Bond issues	274,187	281,572
Other unsecured loans	165,558	145,755
Financial leasing	33,674	19,984
Non-current liabilities	1,988,194	1,634,567

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 20.

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates.

Contract clauses (covenants)

The Company's loans have equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, in which collateral was provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only guarantees as collateral of other companies of the group. The loan contracts contain financial covenants.

As of September 30, 2015 and December 31, 2014, the Company was in compliance with all its contractual obligations for its loans and financings.

11. PROVISIONS

(a) Provision changes

	Balance as of December 31, 2014	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as of September 30, 2015

Restructuring	6,977	1,639	-	(1,761)	6,855

Lawsuits tax, labor, civil and others
Civil	23,676	2,739	251,155	(246,924)	30,646
Taxes on sales	177,772	126	64,228	(33,774)	208,352
Income tax	180,024	14,732	23,139	(25,689)	192,206
Labor	164,251	12,269	129,208	(118,134)	187,594
Others	129,754	36,434	42,768	(25,460)	183,496
Total contingencies	675,477	66,300	510,498	(449,981)	802,294

Total provisions	682,454	67,939	510,498	(451,742)	809,149

(b) Expectation of disbursement

	Balance as of September 30, 2015	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	6,855	6,150	705	-	-

Lawsuits tax, labor, civil and others
Civil	30,646	3,948	23,142	3,115	441
Taxes on sales	208,352	36,356	123,387	5,681	42,928
Income tax	192,206	22,441	29,119	140,646	-
Labor	187,594	29,573	77,608	64,501	15,912
Others	183,496	23,461	95,077	51,864	13,094
Total contingencies	802,294	115,779	348,333	265,807	72,375

Total provisions	809,149	121,929	349,038	265,807	72,375

The expected settlement of provisions was based on management’s best estimate at the interim consolidated financial statements date.

Main lawsuits with probable likelihood of loss:

(a) Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and Cofins taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(b) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c)    Antitrust law Brazilian system

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in an Administrative Proceeding, which was initiated in 2004 with the purpose, to investigate Ambev’s conduct in the market, in particular its customer loyalty program known as "Tô Contigo," which was similar to airline frequent flyer and other mileage programs.

After the administrative investigation, CADE issued a ruling that, among other things, imposed a fine in the amount of R$ 353 million Brazilian real (R$ 524 million as of 31 December 2014, reflecting accrued interests). Ambev challenged the decision before the federal courts, which ordered the suspension of the fine and other parts of the decision upon the pledging of a collateral. According to the assessment of Ambev and its legal advisors, the likelihood of loss was possible, and therefore Ambev had not recorded any reserve in prior periods.

In the second quarter of 2015, CADE and Ambev reached a judicial settlement to definitely close the lawsuit relating to the decision issued by CADE in the Administrative Proceeding. With this settlement, Ambev agreed to pay a fine in the amount of R$ 229 million Brazilian real, which was recorded in the quarter ended June 30th, 2015. Such amount will be paid in six installments: the first installment corresponds to thirty percent (30%) of the total amount of the fine, to be paid after 15 days of the homologation of the settlement, which occurred on August 8, 2015, the other installments shall be paid in the first workday of each year, starting in 2017.

In the third quarter of 2015 the Company reclassified the administrative process to the heading Other liabilities, due to the homologation of the agreement.

 (d) Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

The processes with possible likelihood of loss are disclosed in Note 22.

12. CHANGES IN EQUITY

(a) Capital stock

	09/30/2015		09/30/2014
	Thousands of common shares	Amount	Thousands of common shares	Amount

Beginning balance as per statutory books	15.712.619	57.582.349	15.664.280	57.000.790
Share Issued	4.996	31.791	35.228	508.049
	15.717.615	57.614.140	15.699.508	57.508.839

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

As of January 1, 2015	(172,761)	53,662,811	700,898	832,321	55,023,269
Capital increase	(13,757)	-	-	(8,928)	(22,685)
Acquire shares and result on treasury shares	(835,061)	-	-	-	(835,061)
Share-based payments	-	-	-	137,067	137,067
As of September 30, 2015	(1,021,579)	53,662,811	700,898	960,460	54,302,590

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

As of January 1, 2014	(28,800)	53,663,683	1,012,723	714,825	55,362,431
Share-based payments	(28,517)	-	(311,825)	(17,874)	(358,216)
Acquire shares and result on treasury shares	(18,418)	-	-	-	(18,418)
Share-based payments	-	-	-	109,734	109,734
As of September 30, 2014	(75,735)	53,663,683	700,898	806,685	55,095,531

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions, auction and others.

The changes in treasury shares are as follows:

	Acquisitions/disposals		Result on Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Real	Thousands of shares	Thousands of Brazilian Real

Beginning balance	417	(6,714)	(166,047)	(172,761)
Changes during the year	37,347	(710,265)	(138,553)	(848,818)
At the end of the year	37,764	(716,979)	(304,600)	(1,021,579)

(b.2) Share premium

The share premium refers to the difference between subscription prices that the shareholders paid for such shares and its nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management acquires shares of the Company.

The share-based payment reserve recorded a charge of R$141,115 as of September 30, 2015 (R$116,161 as of September 30, 2014) (Note 19).

(c) Net income reserve

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and proposed dividends	Total

As of January 1, 2015	498,485	4,456	2,872,633	1,508,371	4,883,945
Interest on shareholder´s equity	(471,483)	-	-	(1,508,371)	(1,979,854)
As of September 30, 2015	27,002	4,456	2,872,633	-	2,904,091
	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and proposed dividends	Total

As of January 1, 2014	940,132	4,456	1,849,893	3,063,372	5,857,853
Dividends distributed	(939,957)	-	-	(651,207)	(1,591,164)
Interest on shareholder´s equity distributed	-	-	-	(2,412,165)	(2,412,165)
As of September 30, 2014	175	4,456	1,849,893	-	1,854,524

(c.1) Investments reserve

From net income after deductions applicable, will be aimed no more than 60% (sixty per cent) to investment reserve in order to support future investments.

 (c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

The statutory reserve is to preserve capital resources and can only be used to offset losses or increase capital.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These state programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

The portion of the expected income for the period relating to tax incentives, which will be used for the net income reserve at the close of the period ended December 31, 2015, and are therefore not available as a basis for distribution of dividends, is composed of:

	09/30/2015	09/30/2014
ICMS (Brazilian State value added)	871,566	766,611
Income tax	149,811	33,444
	1,021,377	800,055

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev S.A.’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

Events during nine-month period ended September 30, 2015:

Event	Approval	Type	Payment date	Year	Type of share	Amount per share	Total amount (R$ thousand)
Board of Directors Meeting	12/31/2014	Interest on shareholder´s equity	01/30/2015	2014	ON	0.0960	1,508,371
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	2014	ON	0.0300	471,483	(i)
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	2015	ON	0.0600	942,966
Board of Directors Meeting	05/13/2015	Interest on shareholder´s equity	06/29/2015	2015	ON	0.1000	1,570,551
Board of Directors Meeting	08/28/2015	Dividends	09/28/2015	2015	ON	0.1500	2,352,390
							6,845,761

(i) These interest on shareholder’s equity refer to the total amount approved for distribution in the period and were deducted of Investments Reserve.

Events during nine-month period ended September 30, 2014:

Event	Approval	Type	Payment date	Year	Type of share	Amount per share	Total amount (R$ thousand)
Board of Directors Meeting	01/06/2014	Interest on shareholder´s equity	01/23/2014	2013	ON	0.1540	2,412,165
Board of Directors Meeting	01/06/2014	Dividends	01/23/2014	2013	ON	0.1000	1,566,341
Board of Directors Meeting	03/25/2014	Dividends	04/25/2014	Not applicable	ON	0.0600	939,957	(i)
Board of Directors Meeting	03/25/2014	Dividends	04/25/2014	2014	ON	0.0700	1,096,616
Board of Directors Meeting	07/14/2014	Interest on shareholder´s equity	08/28/2014	2014	ON	0.1000	1,569,242
Board of Directors Meeting	07/14/2014	Dividends	08/28/2014	2014	ON	0.0600	941,545
							8,525,866

(i) These dividends refer to the total amount approved for distribution in the period and were deducted of Investments Reserve.

(c.5) Proposed dividends and additional dividends

The reserves for proposed dividends and interest on shareholder’s equity proposed are designed to segregate the dividends and interest on shareholder’s equity to be distributed during the following fiscal year.

(d)   Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option granted on subsidiary acquisition	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total

As January 1, 2015	453,357	265,957	(1,109,129)	(2,057,281)	2,110,064	156,091	(75,087,028)	(75,267,969)
Comprehensive income:
Gains on translation of foreign operations	4,568,951	-	-	-	-	-	-	4,568,951
Cash flow hedges	-	733,644	-	-	-	-	-	733,644
Actuarial gains	-	-	2,037	-	-	-	-	2,037
Total Comprehensive income	4,568,951	733,644	2,037	-	-	-	-	5,304,632
Equity gain / (losses)	-	-	-	-	13,125	-	-	13,125
As September 30, 2015	5,022,308	999,601	(1,107,092)	(2,057,281)	2,123,189	156,091	(75,087,028)	(69,950,212)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option granted on subsidiary acquisition	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total

As of January 1, 2014	(72,266)	132,296	(1,003,122)	(2,057,281)	2,114,305	156,091	(74,498,640)	(75,228,617)
Comprehensive income:
Losses on translation of foreign operations	(273,156)	-	-	-	-	-	(7,175)	(280,331)
Cash flow hedges	-	(37,427)	-	-	-	-	-	(37,427)
Actuarial gains	-	-	3,162	-	-	-	-	3,162
Total Comprehensive income	(273,156)	(37,427)	3,162	-	-	-	(7,175)	(314,596)
Prior year adjustment (i)	29,737	-	59,630	-	-	-	-	89,367
Amount paid ABI - Bucanero	-	-	-	-	-	-	(505,332)	(505,332)
As September 30, 2014	(315,685)	94,869	(940,330)	(2,057,281)	2,114,305	156,091	(75,011,147)	(75,959,178)

(i) The Company accounted for its distributors in Canada joint ventures under the proportionately consolidated method. IFRS 11(R), which was adopted by the Company, requires accounting for such joint ventures under the equity method of accounting.

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the interim consolidated financial statements with a functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges, in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 20).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(d.4) Put option granted on subsidiary acquisition

As part of the CND acquisition agreement, a sell option (“put”) was issued by the Company and a purchase option (“call”) was issued by E, León Jimenes S.A. (“ELJ”), which may result in an acquisition by the Company of the remaining shares of CND, for a value based on EBITDA multiples, being “put” exercisable annually until 2019 and the “call” from 2019. On September 30, 2015 the put option held by ELJ is valued at R$5,294,261 and the liability was recorded against equity in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes of this option are presented as Note 20.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed at arm's length terms, that present valid economic grounds and reflect normal market conditions, will be consolidated by the applicable accounting standards as occurred within the same accounting entity.

As determined by IAS 27 – Consolidated and Separate Financial Statements, in paragraph 30 and 31, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the Carrying value adjustments if applicable.

13. SEGMENT REPORTING

Segment information is presented in thousands of Brazilian Reais (R$), except for volumes, which are presented in thousands of hectoliters.

(a) Reportable segments – nine-month periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Volume	88,161	89,173	25,613	25,779	7,355	7,241	121,129	122,194

Net sales	20,046,707	17,861,417	7,217,814	4,523,718	4,159,394	3,461,766	31,423,915	25,846,901
Cost of sales	(7,015,417)	(6,214,001)	(2,830,522)	(1,742,390)	(1,286,432)	(1,048,349)	(11,132,371)	(9,004,740)
Gross profit	13,031,290	11,647,416	4,387,292	2,781,328	2,872,962	2,413,417	20,291,544	16,842,161
Distribution expenses	(2,632,543)	(2,364,557)	(679,371)	(462,740)	(771,323)	(644,960)	(4,083,237)	(3,472,257)
Sales and marketing expenses	(2,373,009)	(2,314,751)	(855,899)	(548,697)	(587,682)	(486,825)	(3,816,590)	(3,350,273)
Administrative expenses	(1,160,970)	(905,658)	(292,273)	(167,216)	(174,761)	(119,699)	(1,628,004)	(1,192,573)
Other operating income (expenses), net	1,207,641	993,984	24,911	(27,684)	2,713	(250)	1,235,265	966,050
Normalized income from operations (normalized EBIT)	8,072,409	7,056,434	2,584,660	1,574,991	1,341,909	1,161,683	11,998,978	9,793,108
Non – recurring items	(247,047)	(3,000)	(19,284)	(16,761)	-	(6,080)	(266,331)	(25,841)
Income from operations (EBIT)	7,825,362	7,053,434	2,565,376	1,558,230	1,341,909	1,155,603	11,732,647	9,767,267
Net finance results	(1,102,302)	(523,957)	(383,373)	(395,200)	324,355	31,243	(1,161,320)	(887,914)
Share of result of associates	4,028	7,647	-	-	691	5,566	4,719	13,213
Income before income tax	6,727,088	6,537,124	2,182,003	1,163,030	1,666,955	1,192,412	10,576,046	8,892,566
Income tax expense	(853,554)	(447,953)	(679,689)	(416,172)	(422,178)	(325,490)	(1,955,421)	(1,189,615)
Net income	5,873,534	6,089,171	1,502,314	746,858	1,244,777	866,922	8,620,625	7,702,951

Normalized EBITDA	9,694,357	8,339,521	3,022,896	1,864,379	1,471,046	1,270,796	14,188,299	11,474,696
Non – recurring items	(247,047)	(3,000)	(19,284)	(16,761)	-	(6,080)	(266,331)	(25,841)
Depreciation, amortization and impairment (excluding non – recurring items)	(1,621,948)	(1,283,087)	(438,236)	(289,388)	(129,137)	(109,113)	(2,189,321)	(1,681,588)
Net finance results	(1,102,302)	(523,957)	(383,373)	(395,200)	324,355	31,243	(1,161,320)	(887,914)
Share of results of associates	4,028	7,647	-	-	691	5,566	4,719	13,213
Income tax expense	(853,554)	(447,953)	(679,689)	(416,172)	(422,178)	(325,490)	(1,955,421)	(1,189,615)
Net income	5,873,534	6,089,171	1,502,314	746,858	1,244,777	866,922	8,620,625	7,702,951

Normalized EBITDA margin in %	48.4%	46.7%	41.9%	41.2%	35.4%	36.7%	45.2%	44.4%

Acquisition of property, plant and equipment	2,338,644	2,332,244	834,524	680,510	137,042	224,010	3,310,210	3,236,764
Additions to / (reversals of) provisions	397,965	136,481	22,751	10,577	-	-	420,716	147,058
Full time employee	39,042	38,559	10,293	10,369	2,812	2,803	52,147	51,731

	09/30/2015	12/31/2014	09/30/2015	12/31/2014	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Segment assets	45,964,902	42,504,501	13,583,429	9,323,042	9,287,018	7,024,650	68,835,349	58,852,193
Intersegment elimination							(2,206,807)	(1,618,092)
Non-segmented assets							21,414,631	14,909,102
Total assets							88,043,173	72,143,203

Segment liabilities	17,604,777	16,564,786	4,900,259	3,836,631	3,620,064	2,665,900	26,125,100	23,067,317
Intersegment elimination							(2,206,807)	(1,618,092)
Non-segmented liabilities							64,124,880	50,693,978
Total liabilities							88,043,173	72,143,203

(i) Latin America – North: includes operations in Brazil and CAC (Cuba, Guatemala and Dominican Republic).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Uruguay, Ecuador and Peru.

(b) Additional information – by Business unit – nine-month periods ended in:

	Latin America - north
	Beer		Soft drink		Total
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Volume	65,915	66,231	22,245	22,942	88,161	89,173

Net sales	16,948,695	14,874,510	3,098,012	2,986,907	20,046,707	17,861,417
Cost of sales	(5,514,441)	(4,781,520)	(1,500,976)	(1,432,481)	(7,015,417)	(6,214,001)
Gross profit	11,434,253	10,092,989	1,597,037	1,554,427	13,031,290	11,647,416
Distribution expenses	(2,146,387)	(1,913,900)	(486,156)	(450,657)	(2,632,543)	(2,364,557)
Sales and marketing expenses	(2,147,122)	(2,116,010)	(225,887)	(198,741)	(2,373,009)	(2,314,751)
Administrative expenses	(1,073,653)	(839,216)	(87,317)	(66,442)	(1,160,970)	(905,658)
Other operating income (expenses), net	1,019,495	803,926	188,146	190,058	1,207,641	993,984
Normalized income from operations (normalized EBIT)	7,086,586	6,027,790	985,823	1,028,644	8,072,409	7,056,434
Non – recurring items	(246,735)	(2,056)	(312)	(944)	(247,047)	(3,000)
Income from operations (EBIT)	6,839,851	6,025,734	985,511	1,027,700	7,825,362	7,053,434
Net finance results	(1,102,302)	(523,957)	-	-	(1,102,302)	(523,957)
Share of result of associates	4,028	7,647	-	-	4,028	7,647
Income before income tax	5,741,577	5,509,424	985,511	1,027,700	6,727,088	6,537,124
Income tax expense	(853,554)	(447,745)	-	(208)	(853,554)	(447,953)
Net income	4,888,023	5,061,679	985,511	1,027,492	5,873,534	6,089,171

Normalized EBITDA	8,403,348	7,075,245	1,291,009	1,264,276	9,694,357	8,339,521
Non – recurring items	(246,735)	(2,056)	(312)	(944)	(247,047)	(3,000)
Depreciation, amortization and impairment (excluding non – recurring items)	(1,316,762)	(1,047,455)	(305,186)	(235,632)	(1,621,948)	(1,283,087)
Net finance results	(1,102,302)	(523,957)	-	-	(1,102,302)	(523,957)
Share of results of associates	4,028	7,647	-	-	4,028	7,647
Income tax expense	(853,554)	(447,745)	-	(208)	(853,554)	(447,953)
Net income	4,888,023	5,061,679	985,511	1,027,492	5,873,534	6,089,171

Normalized EBITDA margin in %	49.6%	47.6%	41.7%	42.3%	48.4%	46.7%

	Brazil
	Beer		Soft drink		Total
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Volume	60,952	61,895	20,726	21,741	81,678	83,636

Net sales	15,175,556	13,767,524	2,689,771	2,707,061	17,865,327	16,474,585
Cost of sales	(4,804,269)	(4,332,701)	(1,173,232)	(1,220,508)	(5,977,501)	(5,553,209)
Gross profit	10,371,287	9,434,823	1,516,539	1,486,553	11,887,826	10,921,376
Distribution expenses	(1,978,572)	(1,793,769)	(430,966)	(416,527)	(2,409,538)	(2,210,296)
Sales and marketing expenses	(1,933,159)	(1,958,917)	(183,617)	(159,651)	(2,116,776)	(2,118,568)
Administrative expenses	(1,001,855)	(786,661)	(58,436)	(46,531)	(1,060,291)	(833,192)
Other operating income (expenses), net	1,017,407	807,878	186,368	190,631	1,203,775	998,509
Normalized income from operations (normalized EBIT)	6,475,108	5,703,354	1,029,888	1,054,475	7,504,996	6,757,829
Non – recurring items	(246,735)	-	(312)	-	(247,047)	-
Income from operations (EBIT)	6,228,373	5,703,354	1,029,576	1,054,475	7,257,949	6,757,829
Net finance results	(1,268,788)	(542,291)	-	-	(1,268,788)	(542,291)
Share of result of associates	4,028	7,647	-	-	4,028	7,647
Income before income tax	4,963,613	5,168,710	1,029,576	1,054,475	5,993,189	6,223,185
Income tax expense	(640,503)	(371,436)	-	-	(640,503)	(371,436)
Net income	4,323,110	4,797,274	1,029,576	1,054,475	5,352,686	5,851,749

Normalized EBITDA	7,627,221	6,655,478	1,275,251	1,255,605	8,902,472	7,911,083
Non – recurring items	(246,735)	-	(312)	-	(247,047)	-
Depreciation, amortization and impairment (excluding non – recurring items)	(1,152,113)	(952,124)	(245,363)	(201,130)	(1,397,476)	(1,153,254)
Net finance results	(1,268,788)	(542,291)	-	-	(1,268,788)	(542,291)
Share of results of associates	4,028	7,647	-	-	4,028	7,647
Income tax expense	(640,503)	(371,436)	-	-	(640,503)	(371,436)
Net income	4,323,110	4,797,274	1,029,576	1,054,475	5,352,686	5,851,749

Normalized EBITDA margin in %	50.3%	48.3%	47.4%	46.4%	49.8%	48.0%

	CAC
	Beer		Soft drink		Total
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Volume	4,965	4,336	1,520	1,201	6,485	5,537

Net sales	1,773,139	1,106,986	408,241	279,846	2,181,380	1,386,832
Cost of sales	(710,172)	(448,819)	(327,744)	(211,973)	(1,037,916)	(660,792)
Gross profit	1,062,966	658,166	80,498	67,874	1,143,464	726,040
Distribution expenses	(167,815)	(120,131)	(55,190)	(34,130)	(223,005)	(154,261)
Sales and marketing expenses	(213,964)	(157,093)	(42,270)	(39,090)	(256,234)	(196,183)
Administrative expenses	(71,798)	(52,555)	(28,881)	(19,911)	(100,679)	(72,466)
Other operating income (expenses), net	2,087	(3,952)	1,778	(573)	3,865	(4,525)
Normalized income from operations (normalized EBIT)	611,476	324,436	(44,065)	(25,831)	567,411	298,605
Non – recurring items	-	(2,056)	-	(944)	-	(3,000)
Income from operations (EBIT)	611,476	322,380	(44,065)	(26,775)	567,411	295,605
Net finance results	166,486	18,334	-	-	166,486	18,334
Income before income tax	777,962	340,714	(44,065)	(26,775)	733,897	313,939
Income tax expense	(213,051)	(76,309)	-	(208)	(213,051)	(76,517)
Net income	564,911	264,405	(44,065)	(26,983)	520,846	237,422

Normalized EBITDA	776,128	419,767	15,758	8,671	791,886	428,438
Non – recurring items	-	(2,056)	-	(944)	-	(3,000)
Depreciation, amortization and impairment (excluding non – recurring items)	(164,652)	(95,331)	(59,823)	(34,502)	(224,475)	(129,833)
Net finance results	166,486	18,334	-	-	166,486	18,334
Income tax expense	(213,051)	(76,309)	-	(208)	(213,051)	(76,517)
Net income	564,911	264,405	(44,065)	(26,983)	520,846	237,422

Normalized EBITDA margin in %	43.8%	37.9%	3.9%	3.1%	36.3%	30.9%

	Latin America - south
	Beer		Soft drink		Total
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Volume	16,101	15,211	9,512	10,569	25,613	25,779

Net sales	5,634,147	3,391,055	1,583,667	1,132,663	7,217,814	4,523,718
Cost of sales	(1,903,885)	(1,084,109)	(926,637)	(658,281)	(2,830,522)	(1,742,390)
Gross profit	3,730,262	2,306,946	657,030	474,382	4,387,292	2,781,328
Distribution expenses	(417,800)	(271,154)	(261,571)	(191,586)	(679,371)	(462,740)
Sales and marketing expenses	(677,055)	(430,108)	(178,844)	(118,589)	(855,899)	(548,697)
Administrative expenses	(228,634)	(129,731)	(63,639)	(37,485)	(292,273)	(167,216)
Other operating income (expenses), net	(5,150)	(19,246)	30,061	(8,438)	24,911	(27,684)
Normalized income from operations (normalized EBIT)	2,401,622	1,456,707	183,038	118,284	2,584,660	1,574,991
Exceptional items	(18,846)	(16,761)	(438)	-	(19,284)	(16,761)
Income from operations (EBIT)	2,382,776	1,439,946	182,600	118,284	2,565,376	1,558,230
Net finance cost	(366,763)	(370,230)	(16,610)	(24,970)	(383,373)	(395,200)
Income before income tax	2,016,013	1,069,717	165,990	93,313	2,182,003	1,163,030
Income tax expense	(677,570)	(375,497)	(2,119)	(40,675)	(679,689)	(416,172)
Net income	1,338,443	694,220	163,871	52,638	1,502,314	746,858

Normalized EBITDA	2,784,284	1,694,505	238,612	169,874	3,022,896	1,864,379
Exceptional items	(18,846)	(16,761)	(438)	-	(19,284)	(16,761)
Depreciation, amortization and impairment (excluding exceptional items )	(382,662)	(237,798)	(55,574)	(51,590)	(438,236)	(289,388)
Net finance costs	(366,763)	(370,230)	(16,610)	(24,970)	(383,373)	(395,200)
Income tax expense	(677,570)	(375,497)	(2,119)	(40,675)	(679,689)	(416,172)
Net income	1,338,443	694,220	163,871	52,638	1,502,314	746,858

Normalized EBITDA margin in %	49.4%	50.0%	15.1%	15.0%	41.9%	41.2%

	Canada
	09/30/2015		09/30/2014
	Beer	Total	Beer	Total

Volume	7,355	7,355	7,241	7,241

Net sales	4,159,394	4,159,394	3,461,766	3,461,766
Cost of sales	(1,286,432)	(1,286,432)	(1,048,349)	(1,048,349)
Gross profit	2,872,962	2,872,962	2,413,417	2,413,417
Distribution expenses	(771,323)	(771,323)	(644,960)	(644,960)
Sales and marketing expenses	(587,682)	(587,682)	(486,825)	(486,825)
Administrative expenses	(174,761)	(174,761)	(119,699)	(119,699)
Other operating income (expenses), net	2,713	2,713	(250)	(250)
Normalized income from operations (normalized EBIT)	1,341,909	1,341,909	1,161,683	1,161,683
Exceptional items	-	-	(6,080)	(6,080)
Income from operations (EBIT)	1,341,909	1,341,909	1,155,603	1,155,603
Net finance cost	324,355	324,355	31,243	31,243
Share of result of associates	691	691	5,566	5,566
Income before income tax	1,666,955	1,666,955	1,192,412	1,192,412
Income tax expense	(422,178)	(422,178)	(325,490)	(325,490)
Net income	1,244,777	1,244,777	866,922	866,922

Normalized EBITDA	1,471,046	1,471,046	1,270,796	1,270,796
Exceptional items	-	-	(6,080)	(6,080)
Depreciation, amortization and impairment (excluding exceptional items )	(129,137)	(129,137)	(109,113)	(109,113)
Net finance costs	324,355	324,355	31,243	31,243
Share of results of associates	691	691	5,566	5,566
Income tax expense	(422,178)	(422,178)	(325,490)	(325,490)
Net income	1,244,777	1,244,777	866,922	866,922

Normalized EBITDA margin in %	35.4%	35.4%	36.7%	36.7%

(c)      Reportable Segments – quarters ending in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Volume	29,404	28,807	7,816	8,355	2,767	2,736	39,987	39,898

Net sales	6,722,736	5,817,071	2,435,372	1,497,056	1,587,012	1,310,269	10,745,120	8,624,396
Cost of sales	(2,323,616)	(1,996,826)	(953,938)	(564,312)	(466,359)	(394,622)	(3,743,913)	(2,955,760)
Gross profit	4,399,120	3,820,245	1,481,434	932,744	1,120,653	915,647	7,001,207	5,668,636
Distribution expenses	(889,599)	(795,971)	(231,529)	(156,484)	(263,403)	(219,558)	(1,384,531)	(1,172,013)
Sales and marketing expenses	(747,258)	(693,519)	(296,596)	(149,989)	(185,384)	(144,354)	(1,229,238)	(987,862)
Administrative expenses	(438,698)	(325,952)	(76,863)	(46,833)	(53,943)	(21,420)	(569,504)	(394,205)
Other operating income/(expenses)	392,661	399,998	26,984	(12,775)	612	736	420,257	387,959
Normalized income from operations (normalized EBIT)	2,716,226	2,404,801	903,430	566,663	618,535	531,051	4,238,191	3,502,515
Non – recurring items	(15,172)	(900)	(4,467)	(11,266)	-	31	(19,639)	(12,135)
Income from operations (EBIT)	2,701,054	2,403,901	898,963	555,397	618,535	531,082	4,218,552	3,490,380
Net finance results	(326,826)	(123,529)	(101,833)	(108,490)	112,022	10,928	(316,637)	(221,091)
Share of result of associates	(1,083)	2,644	-	-	809	399	(274)	3,043
Income before income tax	2,373,145	2,283,016	797,130	446,907	731,366	542,409	3,901,641	3,272,332
Income tax expense	(388,892)	(104,633)	(269,750)	(132,659)	(176,058)	(144,496)	(834,700)	(381,788)
Net income	1,984,253	2,178,383	527,380	314,248	555,308	397,913	3,066,941	2,890,544

Normalized EBITDA	3,271,285	2,866,447	1,062,289	661,722	658,470	568,177	4,992,044	4,096,346
Non – recurring items	(15,172)	(900)	(4,467)	(11,266)	-	31	(19,639)	(12,135)
Depreciation, amortization and impairment (excluding non – recurring items)	(555,059)	(461,646)	(158,859)	(95,059)	(39,935)	(37,126)	(753,853)	(593,831)
Net finance results	(326,826)	(123,529)	(101,833)	(108,490)	112,022	10,928	(316,637)	(221,091)
Share of results of associates	(1,083)	2,644	-	-	809	399	(274)	3,043
Income tax expense	(388,892)	(104,633)	(269,750)	(132,659)	(176,058)	(144,496)	(834,700)	(381,788)
Net income	1,984,253	2,178,383	527,380	314,248	555,308	397,913	3,066,941	2,890,544

Normalized EBITDA margin in %	48.66%	49.28%	43.62%	44.20%	41.49%	43.36%	46.46%	47.50%

(i) América Latina – norte: compreende as operações no Brasil e CAC (Cuba, Guatemala e República Dominicana).

(ii) América Latina – sul: compreende as operações na Argentina, Bolívia, Chile, Colombia, Paraguai, Uruguai, Equador e Peru.

(d) Additional Information – per business unit – quarters ending in:

	Latin America - north
	Beer		Soft drink		Total
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Volume	22,146	21,247	7,258	7,560	29,404	28,807

Net sales	5,677,727	4,780,506	1,045,009	1,036,565	6,722,736	5,817,071
Cost of sales	(1,854,254)	(1,551,259)	(469,362)	(445,567)	(2,323,616)	(1,996,826)
Gross profit	3,823,473	3,229,246	575,647	590,999	4,399,120	3,820,245
Distribution expenses	(726,330)	(643,974)	(163,269)	(151,997)	(889,599)	(795,971)
Sales and marketing expenses	(703,596)	(662,594)	(43,662)	(30,925)	(747,258)	(693,519)
Administrative expenses	(412,423)	(299,837)	(26,275)	(26,115)	(438,698)	(325,952)
Other operating income/(expenses)	302,965	294,108	89,696	105,890	392,661	399,998
Normalized income from operations (normalized EBIT)	2,284,089	1,916,950	432,137	487,851	2,716,226	2,404,801
Exceptional items	(15,011)	(602)	(161)	(298)	(15,172)	(900)
Income from operations (EBIT)	2,269,078	1,916,348	431,976	487,553	2,701,054	2,403,901
Net finance cost	(326,826)	(123,529)	-	-	(326,826)	(123,529)
Share of result of associates	(1,083)	2,644	-	-	(1,083)	2,644
Income before income tax	1,941,169	1,795,463	431,976	487,553	2,373,145	2,283,016
Income tax expense	(388,892)	(104,570)	-	(63)	(388,892)	(104,633)
Net income	1,552,277	1,690,893	431,976	487,490	1,984,253	2,178,383

Normalized EBITDA	2,737,404	2,292,389	533,881	574,058	3,271,285	2,866,447
Exceptional items	(15,011)	(602)	(161)	(298)	(15,172)	(900)
Depreciation, amortization and impairment (excluding exceptional items )	(453,315)	(375,439)	(101,744)	(86,207)	(555,059)	(461,646)
Net finance costs	(326,826)	(123,529)	-	-	(326,826)	(123,529)
Share of results of associates	(1,083)	2,644	-	-	(1,083)	2,644
Income tax expense	(388,892)	(104,570)	-	(63)	(388,892)	(104,633)
Net income	1,552,277	1,690,893	431,976	487,490	1,984,253	2,178,383

Normalized EBITDA margin in %	48.2%	48.0%	51.1%	55.4%	48.7%	49.3%

	Brazil
	Beer		Soft drink		Total
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Volume	20,371	19,676	6,694	7,116	27,064	26,792

Net sales	4,998,745	4,390,951	889,730	936,131	5,888,475	5,327,082
Cost of sales	(1,599,448)	(1,404,925)	(350,977)	(368,559)	(1,950,425)	(1,773,484)
Gross profit	3,399,297	2,986,026	538,753	567,572	3,938,050	3,553,598
Distribution expenses	(667,541)	(604,246)	(142,493)	(139,793)	(810,034)	(744,039)
Sales and marketing expenses	(627,154)	(623,551)	(36,980)	(18,988)	(664,134)	(642,539)
Administrative expenses	(385,186)	(283,214)	(15,902)	(19,495)	(401,088)	(302,709)
Other operating income/(expenses)	300,972	295,666	89,786	106,209	390,758	401,875
Normalized income from operations (normalized EBIT)	2,020,388	1,770,681	433,164	495,505	2,453,552	2,266,186
Non – recurring items	(15,011)	-	(161)	-	(15,172)	-
Income from operations (EBIT)	2,005,377	1,770,681	433,003	495,505	2,438,380	2,266,186
Net finance results	(343,139)	(136,917)	-	-	(343,139)	(136,917)
Share of result of associates	(1,083)	2,644	-	-	(1,083)	2,644
Income before income tax	1,661,155	1,636,408	433,003	495,505	2,094,158	2,131,913
Income tax expense	(277,930)	(72,871)	-	-	(277,930)	(72,871)
Net income	1,383,225	1,563,537	433,003	495,505	1,816,228	2,059,042

Normalized EBITDA	2,429,661	2,115,779	518,525	568,811	2,948,186	2,684,590
Non – recurring items	(15,011)	-	(161)	-	(15,172)	-
Depreciation, amortization and impairment (excluding non – recurring items)	(409,273)	(345,098)	(85,361)	(73,306)	(494,634)	(418,404)
Net finance results	(343,139)	(136,917)	-	-	(343,139)	(136,917)
Share of results of associates	(1,083)	2,644	-	-	(1,083)	2,644
Income tax expense	(277,930)	(72,871)	-	-	(277,930)	(72,871)
Net income	1,383,225	1,563,537	433,003	495,505	1,816,228	2,059,042

Normalized EBITDA margin in %	48.6%	48.2%	58.3%	60.8%	50.1%	50.4%

	CAC
	Beer		Soft drink		Total
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Volume	1,775	1,571	565	444	2,340	2,015

Net sales	678,982	389,555	155,279	100,434	834,261	489,989
Cost of sales	(254,806)	(146,334)	(118,385)	(77,008)	(373,191)	(223,342)
Gross profit	424,176	243,221	36,894	23,426	461,070	266,647
Distribution expenses	(58,789)	(39,728)	(20,776)	(12,204)	(79,565)	(51,932)
Sales and marketing expenses	(76,443)	(39,043)	(6,682)	(11,937)	(83,125)	(50,980)
Administrative expenses	(27,237)	(16,623)	(10,373)	(6,620)	(37,610)	(23,243)
Other operating income/(expenses)	1,992	(1,558)	(90)	(319)	1,902	(1,877)
Normalized income from operations (normalized EBIT)	263,700	146,269	(1,028)	(7,654)	262,672	138,615
Non – recurring items	-	(602)	-	(298)	-	(900)
Income from operations (EBIT)	263,700	145,667	(1,028)	(7,952)	262,672	137,715
Net finance results	16,313	13,388	-	-	16,313	13,388
Income before income tax	280,013	159,055	(1,028)	(7,952)	278,985	151,103
Income tax expense	(110,962)	(31,699)	-	(63)	(110,962)	(31,762)
Net income	169,051	127,356	(1,028)	(8,015)	168,023	119,341

Normalized EBITDA	307,745	176,610	15,355	5,247	323,100	181,857
Non – recurring items	-	(602)	-	(298)	-	(900)
Depreciation, amortization and impairment (excluding non – recurring items)	(44,045)	(30,341)	(16,383)	(12,901)	(60,428)	(43,242)
Net finance results	16,313	13,388	-	-	16,313	13,388
Income tax expense	(110,962)	(31,699)	-	(63)	(110,962)	(31,762)
Net income	169,051	127,356	(1,028)	(8,015)	168,023	119,341

Normalized EBITDA margin in %	45.3%	45.3%	9.9%	5.2%	38.7%	37.1%

	Latin America - south
	Beer		Soft drink		Total
	09/30/2015	09/30/2014	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Volume	5,190	4,914	2,626	3,441	7,816	8,355

Net sales	1,943,211	1,145,624	492,162	351,432	2,435,372	1,497,056
Cost of sales	(683,154)	(348,905)	(270,784)	(215,407)	(953,938)	(564,312)
Gross profit	1,260,057	796,719	221,377	136,025	1,481,434	932,744
Distribution expenses	(147,721)	(91,611)	(83,808)	(64,873)	(231,529)	(156,484)
Sales and marketing expenses	(244,208)	(120,349)	(52,388)	(29,640)	(296,596)	(149,989)
Administrative expenses	(67,258)	(38,209)	(9,605)	(8,624)	(76,863)	(46,833)
Other operating income/(expenses)	24,581	(7,849)	2,403	(4,926)	26,984	(12,775)
Normalized income from operations (normalized EBIT)	825,452	538,701	77,978	27,962	903,430	566,663
Non – recurring items	(4,466)	(11,266)	(1)	-	(4,467)	(11,266)
Income from operations (EBIT)	820,986	527,435	77,977	27,962	898,963	555,397
Net finance results	(107,795)	(96,171)	5,962	(12,319)	(101,833)	(108,490)
Income before income tax	713,191	431,265	83,939	15,642	797,130	446,907
Income tax expense	(292,181)	(122,639)	22,431	(10,020)	(269,750)	(132,659)
Net income	421,010	308,626	106,370	5,622	527,380	314,248

Normalized EBITDA	969,162	616,532	93,127	45,190	1,062,289	661,722
Non – recurring items	(4,466)	(11,266)	(1)	-	(4,467)	(11,266)
Depreciation, amortization and impairment (excluding non – recurring items)	(143,710)	(77,831)	(15,149)	(17,228)	(158,859)	(95,059)
Net finance results	(107,795)	(96,171)	5,962	(12,319)	(101,833)	(108,490)
Income tax expense	(292,181)	(122,639)	22,431	(10,020)	(269,750)	(132,659)
Net income	421,010	308,626	106,370	5,622	527,380	314,248

Normalized EBITDA margin in %	49.9%	53.8%	18.9%	12.9%	43.6%	44.2%

	Canada
	09/30/2015		09/30/2014
	Beer	Total	Beer	Total

Volume	2,767	2,767	2,736	2,736

Net sales	1,587,012	1,587,012	1,310,269	1,310,269
Cost of sales	(466,359)	(466,359)	(394,622)	(394,622)
Gross profit	1,120,653	1,120,653	915,647	915,647
Distribution expenses	(263,403)	(263,403)	(219,558)	(219,558)
Sales and marketing expenses	(185,384)	(185,384)	(144,354)	(144,354)
Administrative expenses	(53,943)	(53,943)	(21,420)	(21,420)
Other operating income/(expenses)	612	612	736	736
Normalized income from operations (normalized EBIT)	618,535	618,535	531,051	531,051
Non – recurring items	-	-	31	31
Income from operations (EBIT)	618,535	618,535	531,082	531,082
Net finance results	112,022	112,022	10,928	10,928
Share of result of associates	809	809	399	399
Income before income tax	731,366	731,366	542,409	542,409
Income tax expense	(176,058)	(176,058)	(144,496)	(144,496)
Net income	555,308	555,308	397,913	397,913

Normalized EBITDA	658,470	658,470	568,177	568,177
Non – recurring items	-	-	31	31
Depreciation, amortization and impairment (excluding non – recurring items)	(39,935)	(39,935)	(37,126)	(37,126)
Net finance results	112,022	112,022	10,928	10,928
Share of results of associates	809	809	399	399
Income tax expense	(176,058)	(176,058)	(144,496)	(144,496)
Net income	555,308	555,308	397,913	397,913

Normalized EBITDA margin in %	41.5%	41.5%	43.4%	43.4%

14. NET SALES

The reconciliation between gross sales and net sales is as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Gross sales	65,721,435	55,386,057	22,685,037	18,190,692
Deductions from gross revenue	(34,297,520)	(29,539,156)	(11,939,917)	(9,566,296)
	31,423,915	25,846,901	10,745,120	8,624,396

The deductions of the gross revenue are represented by the taxes, rebates and strategic location in stores. Services provided by distributors, such as the promotion of our brands and logistics services are considered as expense when separately identifiable.

15. OTHER OPERATING INCOME / (EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Government grants/NPV of long term fiscal incentives	1,225,364	949,489	393,978	332,165
(Additions)/reversal of provisions	(36,423)	3,715	(13,684)	17,513
Net gain on disposal of property, plant and equipment and intangible assets	22,533	(4,911)	14,093	1,564
Other operating income, net	23,791	17,757	25,870	36,717
	1,235,265	966,050	420,257	387,959

The increase in government grants is due to higher capital expenditures in recent years to increase the current manufacturing capacity and construction of new plants, allowing the Company to receive more tax incentives.

16. NON-RECURRING ITEMS

According to the Company’s accounting practices, non-recurring items are those that do not occur regularly, as part of the operational activities of the business. In determining whether an event or transaction qualifies as a non-recurring item, management considers quantitative and qualitative factors such as the frequency or predictability of the occurrence, and the potential for affecting the profit or loss. Transactions that may give rise to non – recurring items are mainly restructuring activities, impairments, and gains or losses on disposal of assets and investments, due to the non-recurring nature of such events. The Company opted to exclude these items when measuring segment-based performance, as per Note 13 – Segment reporting.

The non – recurring items included in the income statement are detailed below:

	Nine-month period ended:		Three-month period ended:
	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Restructuring	(27,190)	(25,841)	(9,639)	(12,135)
Administrative lawsuit	(239,141)	-	(10,000)	-
	(266,331)	(25,841)	(19,639)	(12,135)

The restructuring expenses recognized relate mainly to realignment of structure and processes in the Latin America – South geographical segment.

The administrative proceeding expense is related to pecuniary contribution to be paid by Ambev to CADE after the homologation of the agreement in order to close definitely the lawsuit related to “Tô Contigo” program, as detailed in Note 11 - Provisions.

17. FINANCE COST AND INCOME

(a)     Finance cost

	Nine-month period ended:		Three-month period ended:
	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Interest expense	(726,392)	(544,155)	(283,569)	(176,270)
Capitalized borrowings	24,175	42,043	4,160	8,697
Net interest on pension plans	(69,934)	(59,568)	(23,591)	(34,073)
Net losses on hedging instruments	(502,039)	(591,750)	(22,746)	(168,245)
Hedge ineffectiveness losses	-	(51,119)	-	(37,737)
Interest on tax contingencies	(106,037)	(88,498)	(52,111)	(26,295)
Exchange variation	(425,012)	(271,284)	(183,140)	(83,739)
Tax on financial transactions	(73,051)	(57,370)	(21,519)	(13,546)
Bank guarantee expenses	(59,697)	(52,433)	(20,376)	(20,338)
Other financial results	(59,128)	(42,301)	(30,028)	(14,630)
	(1,997,115)	(1,716,435)	(632,920)	(566,176)

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev S.A. interest rate risk (Note 20).

The interest expense are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Financial liabilities measured at amortized cost	(306,290)	(288,505)	(119,382)	(86,555)
Liabilities at fair value through profit or loss	(392,157)	(232,312)	(153,874)	(81,128)
Fair value hedge - hedged items	(13,990)	(26,233)	(520)	(4,930)
Fair value hedge - hedging instruments	(13,955)	2,895	(9,793)	(3,657)
	(726,392)	(544,155)	(283,569)	(176,270)

(b)     Finance income

	Nine-month period ended:		Three-month period ended:
	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Interest income	379,032	290,033	109,082	127,882
Net gains on hedging instruments	351,782	476,735	177,940	195,095
Gains on no derivative instrument at fair value through profit or loss	89,026	44,902	30,089	18,968
Dividend income, non-consolidated companies	412	7,368	256	-
Other financial results	15,543	9,483	(1,084)	3,140
	835,795	828,521	316,283	345,085

Interest income arises from the following financial assets:

	Nine-month period ended:		Three-month period ended:
Interest income	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Cash and cash equivalents	304,462	164,228	82,449	37,375
Investment securities held for trading	74,570	125,805	26,633	90,507
	379,032	290,033	109,082	127,882

18. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are demonstrated as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Income tax expense - current	(1,829,914)	(2,099,652)	(525,990)	(857,676)

Deferred tax (expense)/income on temporary differences	(1,955,986)	(228,621)	(1,368,990)	(485,992)
Deferred tax on taxes losses	1,830,479	1,138,658	1,060,280	961,880
Total deferred tax (expense)/income	(125,507)	910,037	(308,710)	475,888

Total income tax expenses	(1,955,421)	(1,189,615)	(834,700)	(381,788)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Profit before tax	10,576,046	8,892,566	3,901,641	3,272,332
Adjustment on taxable basis
Non-taxable income	(898,961)	(385,695)	(526,888)	(123,754)
Government grants related to sales taxes	(871,566)	(766,611)	(356,996)	(255,889)
Share of results of associates	(4,719)	(13,213)	274	(3,043)
Expenses not deductible for tax purposes	554,337	239,161	91,541	(1,573)
	9,355,137	7,966,208	3,109,572	2,888,073
Aggregated weighted nominal tax rate	31.28%	31.97%	30.40%	31.50%
Taxes payable – nominal rate	(2,925,950)	(2,546,685)	(945,182)	(909,739)
Adjustment on tax expense
Regional incentives - income taxes	149,811	33,444	59,923	14,856
Deductible interest on shareholders' equity	1,215,772	1,020,000	194,216	340,000
Tax savings from goodwill amortization on tax books	106,766	161,663	35,576	53,955
Withholding tax and other income	(461,158)	(112,272)	(250,710)	(47,651)
Others with reduced taxation	(40,662)	254,235	71,477	166,791
Income tax and social contribution expense	(1,955,421)	(1,189,615)	(834,700)	(381,788)
Effective tax rate	18.49%	13.38%	21.39%	11.67%

The main events occurred in the period that impacted the effective tax rate were: (a) the increased benefit related to the recognition of interest on shareholder’s equity; (b) the increased benefit related to sales tax incentives and (c) reduction of income in companies with average tax rate lower than 34%, which were partially offset by the reduction of the withholding tax on dividends and other income.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

19. SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from economic group to receive or acquire shares of the Company.  For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model, modified to reflect the IFRS 2 Share‑based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of share based payment includes two types of grants: (i) for the first type of grant, the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to a vesting period of five-years from the date of exercise (“Grant 1”) and; (ii) for the second type of grant, the beneficiary may exercise the options after a period of five years (“Grant 2”).

Additionally, to encourage managers’ mobility, some options granted were modified, where the dividend protection features of such options were canceled in exchange for issuing 25 thousand options in September 30, 2015 (230 thousand options in December 31, 2014), representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

The weighted average fair value of the options and assumptions used in applying the Ambev S.A. option pricing model for the September 30, 2015 and December 31, 2014 grants are as follows:

In R$, except when otherwise indicated	09/30/2015 (i)		12/31/2014 (i)

Fair value of options granted	5.36		5.20
Share price	18.20		15.93
Exercise price	18.20		15.93
Expected volatility	27.8%		32.5%
Vesting (year)	5		5
Expected dividends	5%		5%
Risk-free interest rate	12.8%	(ii)	2.2% a 12.4%	(ii)

(i) Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	09/30/2015	12/31/2014

Options outstanding on January 1	126,149	147,718
Options issued during the period	25	17,045
Options exercised during the period	(13,880)	(34,760)
Options forfeited during the period	(894)	(3,854)
Options outstanding at ended period	111,400	126,149

The range of exercise prices of the outstanding options is between R$0.50 (R$1.06 as of December 31, 2014) and R$24.71 (R$19.14 as of December 31, 2014) and the weighted average remaining contractual life is approximately 6.12 years (6.87 years as of December 31, 2014).

Of the 111,400 thousand outstanding options (126,149 thousand as of December 31, 2014), 40,461 thousand options are vested as of September 30, 2015 (35,918 thousand as of December 31, 2014).

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2015	12/31/2014

Options outstanding on January 1	10.07	6.30
Options issued during the period	22.78	16.02
Options forfeited during the period	14.13	11.28
Options exercised during the period	4.89	3.84
Options outstanding at ended period	11.02	10.07
Options exercisable at ended period	3.56	2.96

For the options exercised during the period of 2015, the weighted average market price on the exercise date was R$18.96.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the programs.

During the period, Ambev S.A. issued 2,533 thousand (5,198 in December 31, 2014) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$42,191 (R$88,090 in December 31, 2014), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	09/30/2015	12/31/2014

Deferred shares outstanding on January 1	17,490	15,588
New deferred shares during the period	2,533	5,198
Deferred shares granted during the period	(548)	(2,312)
Deferred shares forfeited during the period	(225)	(984)
Deferred shares outstanding at ended period	19,250	17,490

Additionally, certain employees and directors of the Company receive options to acquire ABI shares, the compensation cost of which is recognized in the income statement against equity.

These share-based programs above mentioned generated an expense of R$151,263 in the period ended September 30, 2015 (R$120,894 for the period ended September 30, 2014), recorded as administrative expenses.

20. FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev S.A. carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev S.A.’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative financial instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not mitigated. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. As of September 30, 2015, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement. This occurs in the period of up to fourteen months from the balance sheet date in accordance with the Company’s Financial Risk Management Policy.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial results.

iv) Derivatives measured at fair value though profit or loss – operations contracted with the purpose of protecting the Company against fluctuations on income statement.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of AmBev S.A., such as: purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as: foreign currency cash and foreign currency debt, which is protected through the use of derivatives.

Net investment hedge – cash abroad: Refers mainly to exposures arising from cash held in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency. Once the derivatives contracted for protection of this cash are accounted in entities whose functional currency is the Real, a portion of the net assets of these subsidiaries was designated as net investment hedge object, in such manner the hedge result can be recorded in other comprehensive income of the Company, following the result of the hedged item.

Net investment hedge - Dominican Republic: As detailed in Note 12 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

				09/30/2015		Nine-month period ended in 09/30/2015			Three-month period ended in 09/30/2015
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk	Notional	Instrument type	Asset	Liability	Financial results	Operational results	Equity	Financial results	Operational results	Equity

Cost	(15,132,467)	15,132,467	Derivatives	360,054	(676,384)	(652,471)	872,608	1,973,247	(223,155)	521,104	1,350,387
Expense	9,106,156	(9,106,156)	Derivatives	1,835,397	(4,771,149)	317,678	-	(2,070,147)	195,917	-	(1,601,679)
Operational Hedge	(6,026,311)	6,026,311		2,195,451	(5,447,533)	(334,793)	872,608	(96,900)	(27,238)	521,104	(251,292)

Foreign currency cash	(1,093,333)	1,093,333	Derivatives	172,370	(808,340)	1,592,798	-	-	743,979	-	-
Local currency cash	385,000	(385,000)	Derivatives	1,545	(7,414)	11	-	-	2,025	-	-
Foreign currency debt	(200,271)	182,822	Derivatives	-	(2,140)	65,645	-	-	41,991	-	-
Local currency debt	(589,559)	589,559	Derivatives	37	(35,601)	(13,955)	-	-	(9,793)	-	-
Financial Hedge	(1,498,163)	1,480,714		173,952	(853,495)	1,644,499	-	-	778,202	-	-

Net Investment Hedge	3,113,442	(3,113,442)	Derivatives	459,588	(485,349)	349,109	-	(2,891,435)	162,236	-	(1,815,417)

As of September 30, 2015	(4,411,032)	4,393,583		2,828,991	(6,786,377)	1,658,815	872,608	(2,988,335)	913,200	521,104	(2,066,709)

				12/31/2014		Nine-month period ended in 09/30/2014			Three-month period ended in 09/30/2014
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk	Notional	Instrument type	Asset	Liability	Financial results	Operational results	Equity	Financial results	Operational results	Equity

Cost	(8,619,334)	8,619,334	Derivatives	118,204	(438,309)	(640,400)	251,405	190,413	(199,504)	73,990	369,750
Expense	6,199,061	(6,199,061)	Derivatives	427,843	(893,726)	324,936	-	-	166,245	-	-
Operational Hedge	(2,420,273)	2,420,273		546,047	(1,332,035)	(315,464)	251,405	190,413	(33,259)	73,990	369,750

Foreign currency cash	(2,242,745)	2,242,745	Derivatives	113,835	(291,571)	(114,542)	-	-	102,130	-	-
Local currency cash	1,070,000	(1,070,000)	Derivatives	145	(1,642)	(2,357)	-	-	(666)	-	-
Foreign currency debt	(588,940)	212,659	Derivatives	-	(4,633)	(14,631)	-	-	16,732	-	-
Local currency debt	(397,393)	397,393	Derivatives	4,725	(18,424)	2,895	-	-	(3,657)	-	-
Financial Hedge	(2,159,078)	1,782,797		118,705	(316,270)	(128,635)	-	-	114,539	-	-

Net Investment Hedge	1,745,521	(1,745,521)	Derivatives	223,209	(290,735)	304,200	-	(80,539)	93,833	-	(413,579)

Total	(2,833,830)	2,457,549		887,961	(1,939,040)	(139,899)	251,405	109,874	175,113	73,990	(43,829)

I.          Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy and periodically this strategy is revised.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	09/30/2015				12/31/2014
	Pre - Hedge		Post - Hedge		Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.4%	1,025,134	6.6%	855,246	6.4%	832,133	5.1%	464,060
Working capital in Argentina Peso	19.5%	191,074	19.5%	191,074	23.7%	98,906	23.7%	98,906
Dominican Peso	9.5%	98,993	9.5%	98,993	10.4%	60,096	10.4%	60,096
U.S. Dollar	6.0%	16,103	6.0%	16,103	3.9%	18,811	5.9%	12,600
Guatemala´s Quetzal	7.8%	12,114	7.8%	12,114	7.9%	8,113	7.9%	8,111
Colombian Peso	1.9%	30,595	1.9%	30,595	0.0%	-	0.0%	-
Interest rate pre-set		1,374,013		1,204,125		1,018,059		643,773

Brazilian Real	9.3%	1,187,962	11.1%	1,586,788	7.2%	1,162,634	8.7%	1,773,786
U.S. Dollar	2.0%	614,620	2.1%	385,682	1.9%	537,113	2.1%	300,247
Dominican Peso	0.0%	-	0.0%	-	9.1%	3,906	9.1%	3,906
Interest rate postfixed		1,802,582		1,972,470		1,703,653		2,077,939

Sensitivity analysis

The Company mitigates its risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on four scenarios, which may impact the Company’s future results, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR, is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after September 30, 2015 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2015.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2015.

Transaction	Risk	Base scenario	Probable scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Foreign currency decrease	68,559	(978,316)	(2,936,900)	(5,942,358)
Input purchase		(68,559)	978,316	2,936,900	5,942,358
Commodities hedge	Decrease on commodities price	(385,095)	(319,724)	(991,344)	(1,597,593)
Input purchase		385,095	319,724	991,344	1,597,593
Foreign exchange hedge	Foreign currency decrease	206	(46,348)	(171,216)	(342,638)
Capex purchase		(206)	46,348	171,216	342,638
Foreign exchange hedge	Foreign currency increase	(2,935,752)	(689,040)	(5,212,291)	(7,488,830)
Fiscal expense		2,935,752	689,040	5,212,291	7,488,830
Operational Hedge		(3,252,082)	(2,033,428)	(9,311,751)	(15,371,419)
Operational purchase		3,252,082	2,033,428	9,311,751	15,371,419
Net effect		-	-	-	-

Foreign exchange hedge	Foreign currency increase	(638,110)	(689,883)	(2,108,474)	(3,578,838)
Net debt		638,110	689,883	2,108,474	3,578,838
Interest rate hedge	Increase in tax interest	(41,433)	(34,965)	(115,211)	(138,246)
Interest expense		41,433	34,965	115,211	138,246
Financial Hedge		(679,543)	(724,848)	(2,223,685)	(3,717,084)
Net debt and interest		679,543	724,848	2,223,685	3,717,084
Net effect		-	-	-	-

Investment hedge	Foreign currency increase	(25,761)	(315,054)	(804,122)	(1,582,482)
Foreign investment		25,761	315,054	804,122	1,582,482
Net Investment hedge		(25,761)	(315,054)	(804,122)	(1,582,482)
Fiscal expense		25,761	315,054	804,122	1,582,482
Net effect		-	-	-	-

As of September 30, 2015 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Nocional value
Risk / Hedge	Financial instrument	2015	2016	2017	2018	>2018	Total

Foreign currency	Future contracts	7,178,683	-	-	-	-	7,178,683
Foreign currency	Non Deliverable Forwards	1,331,788	2,653,369	-	-	-	3,985,157
Foreign currency	Deliverable Forwards	358,700	1,184,932	-	-	-	1,543,632
Commodity	Future contracts	215,990	514,282	-	-	-	730,272
Commodity	Swaps	354,324	1,340,399	-	-	-	1,694,723
Cost hedge		9,439,485	5,692,982	-	-	-	15,132,467
Foreign currency	Future contracts	(91,029)	-	-	-	-	(91,029)
Foreign currency	Non Deliverable Forwards	(1,715,841)	(343,677)	-	(2,572,473)	(4,383,136)	(9,015,127)
Expense hedge		(1,806,870)	(343,677)	-	(2,572,473)	(4,383,136)	(9,106,156)
Foreign currency	Future contracts	3,143,997	-	-	-	-	3,143,997
Foreign currency	Swaps	251,986	-	-	-	-	251,986
Foreign currency	Non Deliverable Forwards	(2,624,385)	321,735	-	-	-	(2,302,650)
Foreign currency cash hedge		771,598	321,735	-	-	-	1,093,333
Interest rate	Future contracts	-	620,000	(180,000)	(400,000)	(425,000)	(385,000)
Local currency cash hedge		-	620,000	(180,000)	(400,000)	(425,000)	(385,000)
Foreign currency	Future contracts	182,822	-	-	-	-	182,822
Foreign currency debt hedge		182,822	-	-	-	-	182,822
Interest rate	Swaps	-	-	300,000	-	289,559	589,559
Local currency debt hedge		-	-	300,000	-	289,559	589,559
Foreign currency	Future contracts	(2,372,439)	-	-	-	-	(2,372,439)
Foreign currency	Non Deliverable Forwards	(771,823)	30,820	-	-	-	(741,003)
Net Investment Hedge		(3,144,262)	30,820	-	-	-	(3,113,442)
Total derivatives		5,442,773	6,321,860	120,000	(2,972,473)	(4,518,577)	4,393,583

		Fair value
Risk / Hedge	Financial instrument	2015	2016	2017	2018	>2018	Total

Foreign currency	Future contracts	(99,677)	15,418	(1,422)	-	-	(85,681)
Foreign currency	Non Deliverable Forwards	34,459	56,712	-	-	-	91,171
Foreign currency	Deliverable Forwards	30,432	32,843	-	-	-	63,275
Commodity	Future contracts	(47,320)	(71,949)	-	-	-	(119,269)
Commodity	Swaps	(117,341)	(148,485)	-	-	-	(265,826)
Cost hedge		(199,447)	(115,461)	(1,422)	-	-	(316,330)
Foreign currency	Future contracts	1,488	-	-	-	-	1,488
Foreign currency	Non Deliverable Forwards	(2,776,743)	832	-	(112,250)	(49,079)	(2,937,240)
Expense hedge		(2,775,255)	832	-	(112,250)	(49,079)	(2,935,752)
Foreign currency	Future contracts	(46,702)	-	-	-	-	(46,702)
Foreign currency	Swaps	(83,688)	-	-	-	-	(83,688)
Foreign currency	Non Deliverable Forwards	(554,515)	48,935	-	-	-	(505,580)
Foreign currency cash hedge		(684,905)	48,935	-	-	-	(635,970)
Interest rate	Future contracts	-	392	(632)	(2,463)	(3,166)	(5,869)
Local currency cash hedge		-	392	(632)	(2,463)	(3,166)	(5,869)
Foreign currency	Future contracts	(2,140)	-	-	-	-	(2,140)
Foreign currency debt hedge		(2,140)	-	-	-	-	(2,140)
Interest rate	Swaps	-	-	(26,456)	-	(9,108)	(35,564)
Local currency debt hedge		-	-	(26,456)	-	(9,108)	(35,564)
Foreign currency	Future contracts	54,015	-	-	-	-	54,015
Foreign currency	Non Deliverable Forwards	(107,173)	27,397	-	-	-	(79,776)
Net Investment Hedge		(53,158)	27,397	-	-	-	(25,761)
Total derivatives		(3,714,905)	(37,905)	(28,510)	(114,713)	(61,353)	(3,957,386)

  II.     Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of September 30, 2015, the Company held its main short-term investments with the following financial institutions Banco do Brasil, Bradesco, Caixa Econômica Federal, Citibank, ING, Itaú-Unibanco, JP Morgan Chase, Merrill Lynch, Santander e Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, ScotiaBank e TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of September 30, 2015. There was no concentration of credit risk with any counterparties as of September 30, 2015.

III.      Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.     Capital management

Ambev S.A. is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev S.A. is not subject to any externally imposed capital requirements.  When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s financial statements.

Financial instruments

(a) Financial instruments categories

Management of the financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	09/30/2015
	Loans and receivables	Held-to-maturity	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	9,680,857	-	-	-	-	9,680,857
Investment securities	-	226,314	718,737	-	-	945,051
Trade receivables and other assets excluding prepaid expenses	6,039,856	-	-	-	-	6,039,856
Financial instruments derivatives	-	-	2,009,349	819,642	-	2,828,991
Total	15,720,713	226,314	2,728,086	819,642	-	19,494,755

Financial liabilities
Trade payables and other liabilities	-	-	5,294,261	-	11,057,980	16,352,241
Financial instruments derivatives	-	-	5,598,188	1,188,189	-	6,786,377
Interest-bearning loans and borrowings	-	-	-	-	2,985,521	2,985,521
Total	-	-	10,892,449	1,188,189	14,043,501	26,124,139

	12/31/2014
	Loans and receivables	Held-to-maturity	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	9,722,067	-	-	-	-	9,722,067
Investment securities	-	67,966	712,958	-	-	780,924
Trade receivables and other assets excluding prepaid expenses	5,257,006	-	-	-	-	5,257,006
Financial instruments derivatives	-	-	541,823	346,138	-	887,961
Total	14,979,073	67,966	1,254,781	346,138	-	16,647,958

Financial liabilities
Trade payables and other liabilities	-	-	3,289,778	-	9,182,651	12,472,429
Financial instruments derivatives	-	-	1,191,572	747,468	-	1,939,040
Interest-bearing loans and borrowings	-	-	-	-	2,622,623	2,622,623
Total	-	-	4,481,350	747,468	11,805,274	17,034,092

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 Fair Value Measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	09/30/2015				12/31/2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	718,737	-	-	718,737	712,958	-	-	712,958
Derivatives assets at fair value through profit or loss	144,210	1,865,102	-	2,009,312	97,801	444,022	-	541,823
Derivatives - operational hedge	148,243	211,811	-	360,054	28,760	89,444	-	118,204
Derivatives - fair value hedge	-	37	-	37	-	4,725	-	4,725
Derivatives - net investment hedge	93,981	365,607	-	459,588	89,025	134,184	-	223,209
	1,105,171	2,442,557	-	3,547,728	928,544	672,375	-	1,600,919

	09/30/2015				12/31/2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	5,294,261	5,294,261	-	-	3,289,778	3,289,778
Derivatives liabilities at fair value through profit or loss	197,432	5,400,756	-	5,598,188	173,495	1,018,077	-	1,191,572
Derivatives - operational hedge	307,148	369,236	-	676,384	221,860	216,449	-	438,309
Derivatives - fair value hedge	-	26,456	-	26,456	-	18,424	-	18,424
Derivatives - net investment hedge	39,966	445,383	-	485,349	49,894	240,841	-	290,735
	544,546	6,241,831	5,294,261	12,080,638	445,249	1,493,791	3,289,778	5,228,818

(i) Refers to the put option in the subsidiary as described in Note 12 d (4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities as of December 31, 2014	3,289,778
Total gains and losses in the period	2,004,483
Losses recognized in net income	392,157
Losses recognized in other comprehensive income	1,612,326
Financial liabilities as of September 30, 2015	5,294,261

(i) The liability was recorded under “Other liabilities” on the balance sheet

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

Had the Company recognized its financial liabilities measured at amortized cost at market value, it would have recorded an additional loss, before income tax and social contribution, of approximately R$3,913 on September 30, 2015 (R$(12,554) on December, 31 2014), as presented in the table below:

	09/30/2015			12/31/2014
	Book value	Market value	Difference	Book value	Market value	Difference
International financing (other currencies)	509,216	509,216	-	369,134	369,134	-
FINEP - Local currency	87,281	87,281	-	86,503	86,503	-
BNDES - Local currency	1,649,409	1,649,409	-	1,444,796	1,444,796	-
BNDES - Foreign currency	228,938	228,938	-	236,683	236,683	-
Bond 2017	274,187	278,100	(3,913)	281,572	294,126	(12,554)
Fiscal incentives	202,220	202,220	-	181,898	181,898	-
Finance leasing - Foreign currency	34,270	34,270	-	22,038	22,038	-
Trade payables and other liabilities	11,057,980	11,057,980	-	9,182,651	9,182,651	-
	14,043,501	14,047,414	(3,913)	11,805,275	11,817,829	(12,554)

The criteria used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of September 30, 2015, being approximately 92.7% for Bond 2017 (98.04% as of December 31, 2014).

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of September 30, 2015 the Company held R$1,047,833 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$698,145 on December 31, 2014).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such election, the assets and liabilities will be settled by their amounts, but each party shall have the option to settle on net, in case of default by the counterparty.

21. COLLATERAL AND CONTRACTUAL COMMITMENTS, ADVANCES FROM CUSTOMERS AND OTHER

	09/30/2015	12/31/2014

Collateral given for own liabilities	1,629,468	1,223,963
Other commitments	808,827	497,873
	2,438,295	1,721,836

Commitments with suppliers	7,259,399	8,271,355
Commitments - Bond 2017	300,000	300,000
	7,559,399	8,571,355

As of September 30, 2015 the collateral provided for liabilities totaled approximately R$1,629,468, including R$581,791 of cash guarantees. The deposits in cash used as guarantees are presented as part of the receivables. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. maintained as of September 30, 2015, R$1,047,833 in highly liquid financial investments or in cash (Note 20).

Most of the balance relates to commitments with suppliers of packaging.

The Ambev S.A. is guarantor of the Bond 2017, in amount of R$300,000, remunerated at 9.5% per year, with semiannual interest payments and final maturity in July 2017.

Future contractual commitments as of September 30, 2015 and December 31, 2014 are as follows:

	09/30/2015	12/31/2014

Less than 1 year	4,004,022	3,776,816
Between 1 and 2 years	2,263,698	2,555,578
More than 2 years	1,291,679	2,238,961
	7,559,399	8,571,355

22. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 11).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	09/30/2015	12/31/2014

PIS and COFINS	360,091	305,442
ICMS and IPI	8,535,471	5,648,753
IRPJ and CSLL	14,281,050	12,946,672
Labor	233,822	207,867
Civil	4,414,441	3,546,357
Others	1,682,260	1,668,220
	29,507,135	24,323,311

Main lawsuits with a likelihood of possible loss (i):

IPI Excise Tax

In January 2015, Ambev S.A. received a new Tax Assessment from the Brazilian Federal Tax Authorities relating to IPI excise tax supposedly due over remittances of manufactured goods to other related factories, for which the decision from the Upper House of the Administrative Court is still pending, in the amount of R$568 million (R$611 million as of September 30, 2015), classified as a possible loss, Ambev has not recorded any provision in connection therewith.

The Company presented defense and it is awaiting first instance decision.

Disallowance of Expenses and Deductible Losses

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately R$1.4 billion as of September 30, 2015. Ambev has not recorded any provision in connection therewith.

There were no other changes in the other main processes with possible likelihood of loss classification as of September 30, 2015, compared to those presented in the financial statements as of December 31, 2014.

ICMS – PRODEPE

In June 2015, Ambev was notified of a tax assessment issued by the State of Pernambuco, relating to supposed differences of ICMS, based on alleged non-compliance with a state tax incentive agreement (“PRODEPE”), related to the period of February 2014. In September 2015, Ambev was notified of a new tax assessment related to the periods of March 2014 to July 2015, based on the fact that the company presented a defense against the first assessment, in the amount of approximately R$563.6 million, elevating the total contingency related to this matter to approximately R$638 million as of September 30, 2015, classified as a possible loss and therefore with no related provision.

Ambev presented its defense and is awaiting decision at the administrative level.

(i) In addition to the already disclosed in the consolidated financial statements for the year ended December 31, 2014, according to Note 2 - Statement of Compliance.

Contingent assets

According to IAS 37, contingent assets are not recorded, except when there are real guarantees or favorable legal decisions.

23. NON-CASH ITEMS

The Company carried out the following investment and financing activities not involving cash:

	Nine-month period ended:		Three-month period ended:
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Cash financing cost other than interests	4,089,930	380,591	2,774,084	179,944
Fiscal incentives	1,225,364	949,489	393,978	332,165
Federal amnesty	-	124,434	-	-
Acquisition of property, plant and equipment	105,558	-	-	-
Interest assets on provisions	46,658	100,702	14,569	69,470
Interest liabilities on provisions	-	(17,323)	-	(34,646)
Acquisition of subsidiaries	-	(5,818)	-	(11,665)
Acquisition of investments payables	4,998	-	-	-
sponsorship contracts	10,950	21,900	-	-
Others	-	1,569	-	-

24. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Board’s Meeting any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to participate in Stock Option Plan (Note 19).

Total expenses related to the Company’s management members in key functions are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Short-term benefits (i)	34,879	18,067	15,414	5,887
Share-based payments (ii)	20,953	20,698	7,330	5,443
Total key management remuneration	55,832	38,765	22,744	11,330

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options granted to management, These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan (Note 19) and the stock option plans, the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's Shareholders’

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner”) is one of Ambev S,A,’s shareholders, and as of September 30, 2015 held 9.93% of total share capital, Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On September 30, 2015 and December 31, 2014, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at these dates, Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$164,569 in the period ended September 30, 2015 (R$146,011 as of September 30, 2014), of which R$145,959 (R$129,489 as of September 30, 2014) related to active employees and R$18,610 (R$16,522 as of September 30, 2014) related to retirees.

b) Leasing

The Ambev S.A., through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328 for ten years, maturing on March 31, 2018.

c) Leasing – Ambev S.A. head office

Ambev S.A. has a leasing agreement of two commercial sets with Fundação Zerrenner, in the annual amount of R$ 4,522, effective until January 31, 2018.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc,, to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil, Canada, Argentina, and other countries and, by means of a license granted to ABI, it also distributes Brahma’s product in parts of Europe, Asia and Africa. The amount recorded was R$1,510 (R$1,269 as of September 30, 2014) and R$274,930 (R$210,540 as of September 30, 2014) as licensing income and expense, respectively.

Ambev S.A. has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in countries of the Latin America and the Canada.

e) Platform e-commerce

On October 29, 2013, the Company entered into an agreement with the company B2W - Companhia Digital S.A. to manage the company’s platform of e-commerce named “Partner Ambev” and “Empório da Cerveja”. The contract is for two years, and the object of it is to trade Ambev S.A. products through websites. Both parties have the same equity holders.

Transactions with related parties

	09/30/2015		12/31/2014
Current	Trade receivables (i)	Trade payables (i)	Trade receivables (i)	Trade payables (i)

AB InBev	68,270	(114,072)	109,991	(91,459)
AB Mexico Hld	217	(151,409)	954	(16,664)
AB Package	-	(46,336)	-	(34,577)
ABI Services	-	-	21,945	(3,441)
ABI USA	35,182	(143,401)	22,737	(202,373)
InBev	23,386	(32,955)	-	-
ITW Int	-	(260,836)	-	(174,389)
Modelo	872	(295,773)	12,193	(171,501)
Outras	3,915	(15,732)	16,946	(13,732)
	131,842	(1,060,514)	184,766	(708,136)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties, recognized in the income statement:

	Nine-month period ended:			Nine-month period ended:
	09/30/2015			09/30/2014
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Buying / Service fees / Rentals	Sales	Royalties / Benefits

AB InBev	(12,191)	-	18,858	(20,329)	-	(18,300)
AB Mexico Hld	(99,448)	596	36,778	-	-	-
ABI USA	(105,431)	35,668	(204,786)	(80,407)	24,937	(169,449)
InBev	(55,020)	-	-	(44,077)	-	-
Modelo	(327,901)	-	-	(168,590)	-	-
Outras	(49,209)	126	795	(24,282)	2,151	(19,901)
	(649,200)	36,390	(148,355)	(337,685)	27,088	(207,650)

	Three-month period ended:			Three-month period ended:
	09/30/2015			09/30/201
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Buying / Service fees / Rentals	Sales	Royalties / Benefits

AB InBev	15,915	-	36,579	(6,890)	-	(579)
AB Mexico Hld	(37,936)	15,691	(75,089)	-	-	-
ABI USA	(81,609)	192	64,091	(58,217)	8,508	(39,752)
InBev	(24,955)	-	-	(16,109)	-	-
Modelo	(64,570)	-	-	(55,073)	-	-
Outras	(7,661)	126	1,301	(7,904)	99	7,207
	(200,816)	16,009	26,882	(144,193)	8,607	(33,124)

Denomination used in the tables above:

Anheuser-Busch LLC (“AB InBev”)
Anheuser-Busch Mexico Holding S. de R.L. de C.V. ("AB Mexico Hld")
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Anheuser-Busch Inbev USA LLC (“ABI USA”)
Anheuser-Busch Inbev Services LLC (“ABI Services”)
Anheuser-Busch InBev N.V./S.A. (“InBev”)
Interbrew International B.V. (“ITW Int”)
Cervecería Modelo de Guadalajara S.A. (“Modelo”)

25. EVENTS AFTER THE REPORTING PERIOD

On October 9, 2015 Labatt Breweries of Canada LP, wholly-owned subsidiary of the Company, closed the acquisition of 100% of the shares of the Mill Street Brewery, a Toronto-based craft brewery, includes a craft brewery and pubs in Toronto and Ottawa.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer